SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641 RCA 878, de 18.12.2020.

CERTIFICATE

MINUTES OF THE EIGHTY-EIGHTY-SECOND MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

It is hereby certified, for due purposes, that the 882th meeting of the Board of Directors of Centrais Elétricas Brasileiras SA - Eletrobras (“Company”) was installed on the nineteenth day of February in the year two thousand twenty-one, at 2:05 pm , with the closing of the works registered at 15h25min. The meeting took place by videoconference in an exclusively remote environment - Cisco Webex Meetings. The chairman RUY FLAKS SCHNEIDER (RFS) remotely assumed the chairmanship of the work. The Directors WILSON PINTO FERREIRA JR. (WFJ), MAURO GENTILE RODRIGUES CUNHA (MRC), RICARDO BRANDÃO SILVA (RBS), MARCELO DE SIQUEIRA FREITAS (MSF), LUIZ EDUARDO DOS SANTOS MONTEIRO (LEM), DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (FELIPE VILLELA DIAS) BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC) participated remotely in the meeting. Counselor LUCIA MARIA MARTINS CASASANTA (LMC), was justifiably absent. The Secretary of Governance, BRUNO KLAPPER LOPES (BKL), and the Adviser to the Board of Directors, FERNANDO KHOURY FRANCISCO JUNIOR (FKJ), also attended the meeting. RESOLUTIONS: DEL-013/2021 - Election of member to the Statutory Audit and Risk Committee - CAE. The Board of Directors of Centrais Elétricas Brasileiras SA - Eletrobras, in the use of its attributions, embodied in the presentation of the rapporteur, in the supporting material and in the documents below, DELIBEROU: Ø Certificate of the 163rd meeting of the Statutory Audit and Risk Committee - CAE, 26.01.2021; Ø Certificate of the 881st meeting of the Eletrobras Board of Directors, of 28 and 01.21.2021; Ø NT-DCAG-010, from 17.02.2021; Ø Representative Integrity Opinion - PIR-DCGI-002, of 17.02.2021; 1. approve the election (first reappointment) of Mr. LUÍS HENRIQUE BASSI ALMEIDA, Brazilian, married, electrical engineer, holder of Identity Card No. 1,646,388, issued by SSP / DF on 06/06/2007, enrolled in the CPF under n °. 846.703.121-20, resident and domiciled at SCEN Section 1 Set 36 Block G Apto 304, Condomínio Ilhas do Lago, Bairro Asa Norte, Brasília / DF, for external member of the Statutory Audit and Risks Committee - CAE, once you fill out the special investiture requirements of Brazilian law, including the provisions of §5 of art. 31-C of CVM Instruction No. 308, of May 14, 1999, as amended by CVM Normative Instructions No. 509, of November 16, 2011, and No. 611, of August 15, 2019, and also meets the criteria for independence established by the US legislation, beginning its second term of 2 (two) years on February 22, 2021, and conditioned the effectiveness of the mandate to the signature of the respective Term of Possession within the term indicated in art. 149, § 1, of Law 6,404 / 76; 2. ratify the composition and terms of office of the CAE, as follows:

MAURO GENTILE RODRIGUES DA CUNHA – Coordinator and Member	1st Term Term: from 05.18.2018 to 05.18.2020 Term of 2nd Term: from 05.18.2020 to 05.18.2022
LUÍS HENRIQUE BASSI ALMEIDA – Member	1st Term Term: from 02.22.2019 to 02.22.2021 Term of 2nd Term: from 02.22.2021 to 02.22.2023
FELIPE VILLELA DIAS - Member	Term of Office: from 05.28.2019 to 05.28.2021
DANIEL ALVES FERREIRA - Member	Term of Office: from 06.01.2019 to 06.01.2021
LUIZ CARLOS NANNINI - Member	Term of Office: from 05.11.2020 to 05.11.2022

CA/CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641 RCA 878, de 18.12.2020.

3. condition the effectiveness of this resolution to the issue, by the Management, People and Eligibility Committee - CGPE, of an opinion favorable to the eligibility of Mr. LUÍS HENRIQUE BASSI ALMEIDA (legal requirements for investiture); 4. determine, once the condition set out in item 3 above has been met, that the General Secretariat - PRGS, the Governance Secretariat of the Board of Directors - CAAS, the Investor Relations Superintendence - DFR - the Governance, Risk and Compliance Department - DC, through the Corporate Governance Department - DCAG, the Management and Sustainability Directorate, through the People Management Superintendence - DSP and through the Personnel Administration Division - CSAP.A, each within its scope of activity , take the necessary measures to comply with this Resolution. RESOLUTIONS: DEL-014/2021. Creation of the Temporary Commission to Support the Succession Process of the CEO of Eletrobras and appointment of its members. The Board of Directors of Centrais Elétricas Brasileiras SA - Eletrobras, in the use of its attributions, and embodied in the presentation of the rapporteur, DELIBEROU: 1. approve the creation of the Temporary Commission to Support the Succession Process of the President of Eletrobras, which will be bound directly to the Eletrobras Board of Directors; 2. determine that the Commission in reference, in collaboration with the Management, People and Eligibility Committee - CGPE, supports the Eletrobras Board of Directors in the stages of the succession process for the new Eletrobras President, including, but not limited to a, the following duties: (i) monitoring of the work carried out by the independent external consultancy (headhunter); (ii) alignment of the professional profile, experience and qualification required for the position; (iii) selecting and conducting interviews with candidates; (iv) issuing recommendations; 3. appoint the following members to compose the Committee in reference: RUY FLAKS SCHNEIDER (Coordinator of the Commission); MARCELO DE SIQUEIRA FREITAS; LUCIA MARIA MARTINS CASASANTA; MAURO GENTILE RODRIGUES CUNHA; WILSON PINTO FERREIRA JR; BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO; 4. determine that the Management and Sustainability Department - DS support the Commission in the exercise and its duties, including interactions with the independent external consultancy and with potential candidates; 5. to determine that the General Secretariat - PRGS, the Management and Sustainability Department - DS, the Investor Relations Superintendence and the Governance Secretariat of the Board of Directors - CAAS, each in their respective area of activity, adopt the necessary measures compliance with this Resolution. This certificate is drawn up and signed by me, BRUNO KLAPPER LOPES, Secretary of Governance of the Eletrobras Board of Directors.

Rio de Janeiro, February 22, 2021

BRUNO KLAPPER LOPES

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.